UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(AMENDMENT NO. 27)
NAM TAI ELECTRONICS, INC.
(Name of Issuer)
Common Shares, $0.01 par value
(Title of Class of Securities)
629865 205
(Cusip Number)
Mr. M. K. Koo
c/o Mark A. Klein, Esq.
K&L Gates
10100 Santa Monica Blvd. 7th
Los Angeles, CA 90067
Telephone: (310) 552-5000
Fax: (310) 552-5001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 27, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.
Check the following box if a fee is being paid with the statement. ☐

CUSIP No.	629865 205

1	NAME OF REPORTING PERSON MING KOWN KOO and SUI SIN CHO (Husband and Wife) S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON None

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP N/A
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canadian

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,287,786(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARES DISPOSITIVE POWER:

5,287,786(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,287,786

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8%(1)

14	TYPE OF REPORTING PERSON

IN
(1)   Includes 45,000 shares underlying stock options that may not be voted or sold until the options are exercised.

Item 1. Security and Issuer.
This statement relates to the common shares, $0.01 par value (the “Common Shares”) of Nam Tai Electronics, Inc. (the “Company”) organized under the laws of the British Virgin Islands, with principal executive offices located at Unit C, 17 Floor Edificio Comercial Rodrigues, 599 da Avenida da Praia Grande, Macao, Special Administrative Zone, People’s Republic of China.
Item 2. Identity and Background.
(a)	This statement is being filed by Mr. Ming Kown Koo (“Mr. Koo”) and Mrs. Sui Sin Cho (“Mrs. Koo”), husband and wife (collectively “Mr. and Mrs. Koo”), each an individual.
(b)	Mr. and Mrs. Koo’s address is Flat A, 6/F, House 1, No. 1 Plantation Road, The Peak, Hong Kong.

(c)	Mr. Koo is the Non-Executive Chairman on the Board of the Company. Mrs. Koo is a homemaker.
(d)	During the past five years neither Mr. nor Mrs. Koo has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, US federal or state securities laws of finding any violation with respect to such laws.
(e)	Each of Mr. and Mrs. Koo is a Canadian citizen.
Item 3. Source and Amount of Funds and Other Consideration.
Not applicable.
Item 4. Purpose of Transaction.
The purpose of the sales by Mr. and Mrs. Koo of their Common Shares of the Company (see Item 5) is to provide funds for personal use (for retirement) and for other investments. Mr. and Mrs. Koo review their holdings of Common Shares of the Company on an ongoing basis. Depending on such review and on various factors, including, without limitation, the price of the shares, stock market conditions and their personal financial condition and perceived need for cash, Mr. and Mrs. Koo may purchase or sell additional Common Shares of the Company, although they have no present plans or proposals to do so. Except as described herein, neither Mr. nor Mrs. Koo has any plans or proposals that relate to or would result in the matters identified in Item 4(a) through (j) of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a)	At August 28, 2008, as a result of their open market sales of the Company under Rule 144 of the Securities Act of 1933 through Westpark Capital, Inc., Mr. and Mrs. Koo beneficially owned 5,287,786 Common Shares of the Company, including 30,000 shares underlying unexercised stock options, representing, beneficial ownership of approximately 11.8 percent of the Common Shares of the Company outstanding at April 23, 2008, the latest date as of which the Company reported the number of its outstanding Common Shares in a report filed with or furnished to the United States Securities and Exchange Commission. The percentage ownership was calculated in accordance with Rule 13d (1)(i) under the Securities Exchange Act of 1934.

(b)	Mr. and Mrs. Koo have shared voting and investment power over the Common Shares referred to in paragraph (a).
(c)	The following table sets forth details of sales of Common Shares of the Company made by Mr. and Mrs. Koo during the last sixty days, all of which were made by open market sales under Rule 144 of the Securities Act of 1933 through Westpark Capital, Inc.:

	Number
	of	Price
	shares	per	Gross
Date	sold	share	Proceeds	Commission	Net proceeds
8/27/2008	145,000	$9.4246	$1,366,567.00	$27,300.00	$1,339,221.34
8/26/2008	48,000	9.4472	453,465.60	9,050.00	444,375.06
8/25/2008	51,541	9.7348	501,741.33	10,000.00	491,700.52
8/22/2008	60,459	9.7964	592,280.55	11,800.00	580,439.23
8/21/2008	90,000	9.8459	886,131.00	17,720.00	868,368.03
8/20/2008	53,000	10.3589	549,021.70	10,980.00	538,000.62

	448,000		$4,349,207.17	$86,850.00	$4,262,104.80

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not applicable.
Item 7. Material to Be Filed as Exhibits.
Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 3, 2008

/s/ Ming Kown Koo

Ming Kown Koo (“Mr. Koo”)

/s/ Sui Sin Cho

Sui Sin Cho (“Mrs. Koo”)

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